Form: 12│Issuer Name: Intertape Polymer Group Inc.

Stock Symbol: ITP

1.

Securities Sought – State the following:

a)

Class(es) of securities subject to the NCIB:

 Common shares

b)

Total number of securities:

i)

issued and outstanding: (as of August 13, 2008):

58,956,350 shares

ii)

if applicable, in the total public float : (as of August 13, 2008)

Not applicable

c)

Percentage of securities that may be purchased under the NCIB:

i)

% of issued and outstanding (maximum 5%):  5%

ii)

% of the public float, as the case may be (maximum 10%):  Not applicable

d)

Maximum number of securities that may be acquired under the NCIB:  2,947,817 shares

e)

Number of securities the issuer intends to acquire under the NCIB:  Up to 2,947,817 shares

f)

Is the issuer an investment fund:  No.

i)

If the answer is NO, the average daily trading volume for six months prior to date hereof:   34,115 shares

g)

Does the issuer have a class of restricted securities:  No

If the answer is YES:

i)

describe the voting rights of all equity securities:  ____

ii)

if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB:            _________________________________

h)

Whether the securities are going to be cancelled. If such securities are not cancelled, state how such securities will be dealt with:

All common shares acquired by the Issuer in connection with the normal course issuer bid will be cancelled.

2.

Duration – State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence.  (i.e.  May 1, 2004 to April 30, 2005):

The normal course issuer bid will commence on August 28, 2008 and end on August 27, 2009.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid

© 2008, TSX Group Inc.
(as at June 16, 2008)

Form: 12│Issuer Name: Intertape Polymer Group Inc.

Stock Symbol: ITP

3.

Method of Acquisition – State the following:

a)

whether purchases will be effected through the facilities of TSX and identify any other exchanges or market places on which purchases will be made:

Purchases will be effected through the facilities of TSX and the New York Stock Exchange.

b)

whether purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX:

The purchase and payment for the securities will be made by the Issuer in accordance with the requirements of TSX.

c)

whether the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition:

The price that the Issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition.

d)

whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding:

Purchases (other than by way of exempt offer) will not be made by the Issuer other than by means of open market transactions during the period the normal course issuer bid is outstanding.

4.

Consideration Offered – State whether there are any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NCIB, such as specific funds available, method of purchasing, etc.:

There are no such restrictions.

5.

Reasons for the NCIB – State the purpose or business reasons for the NCIB:

The Issuer intends to acquire the common shares because it believes that the repurchase of common shares at certain market prices will be beneficial to the Issuer and its shareholders.

6.

Valuation – State whether there has been any appraisal or valuation of the issuer to the best knowledge of the directors or officers of the issuer, after reasonable enquiry, regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation. If there has been such an appraisal or valuation, include a summary of such appraisal or valuation:

To the knowledge of the directors and officers of the Issuer, after reasonable inquiry, there have not been any appraisals or valuations of the Issuer, its material assets or securities during the last two years.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid

© 2008, TSX Group Inc.
(as at June 16, 2008)

Form: 12│Issuer Name: Intertape Polymer Group Inc.

Stock Symbol: ITP

7.

Previous Purchases – Where the issuer has purchased securities under a NCIB within the past 12 months, state the following:

a)

method of acquisition:  ___________________________________

b)

the number of securities purchased:  ________________________

c)

the weighted average price paid per security:  _____________________

_____

The Issuer has not purchased any of its common shares within the last twelve months.

8.

Persons Acting Jointly or In Concert with the Issuer –  Disclose the identity of any party acting jointly or in concert with the issuer:

There are no persons acting jointly or in concert with the Issuer in connection with the normal course issuer bid.

9.

Acceptance by Insiders, Affiliates and Associates –

a)

name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB:

None of the directors or senior officers of the Issuer currently intends to sell securities of the Issuer during the course of the normal course issuer bid.

b)

where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities:

To the knowledge of the Issuer, after reasonable enquiry, no associate of a director or senior officer of the Issuer, or person acting jointly or in concert with the Issuer, currently intends to sell securities of the Issuer during the course of the normal course issuer bid.  The Issuer is not aware of the intention of persons holding 10% or more of the Issuer’s common shares.

10.

Benefits from the NCIB – State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell:

The benefits to any of the persons or companies referred to in item 9 of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid

© 2008, TSX Group Inc.
(as at June 16, 2008)

Form: 12│Issuer Name: Intertape Polymer Group Inc.

Stock Symbol: ITP

11.

Material Changes in the Affairs of the Issuer – Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer:

There are at present no undisclosed material changes or plans or proposals for material changes in the affairs of the Issuer.

12.

Participating Organization Information –

a)

Name of brokerage firm:  GMP Securities L.P.

b)

Name of registered representative:  Patrick Gagnon

c)

Address of brokerage firm:  145 King Street West, Suite #300, Toronto, ON M5H 1J8

d)

Fax number:  514-288-3699

e)

Telephone number:  514-288-7901 or 1-877-622-6256

13.

Disclose any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB:

None.

14.

Certificate – The undersigned, a director and senior officer of the Issuer duly authorized by the Issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual.  This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

/s/ Melbourne F. Yull

Melbourne F. Yull

Executive Director

August 25, 2008

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Form 12 – Notice of Intention to make a Normal Course Issuer Bid

© 2008, TSX Group Inc.
(as at June 16, 2008)